

NYSE
AN ICE EXCHANGE

March 31, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H, of M&T BANK CORPORATION under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com